UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November, 2017

Commission File Number 001-35948

Kamada Ltd.
(Translation of registrant’s name into English)

2 Holzman Street
Science Park, P.O. Box 4081,
Rehovot 7670402
Israel
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements, File Nos. 333-192720, 333-207933 and 333-215983, and the Registrant’s Form F-3 Registration Statement, as amended, File No. 333-214816.

EXPLANATORY NOTE

On October 26, 2017, Kamada Ltd. (the “Company”) announced the 2017 Annual General Meeting of shareholders of the Company to be held on November 30, 2017 (the “Meeting”), and furnished the Notice of the Meeting and Proxy Statement for the Meeting and the accompanying proxy card, on Form 6-K, to the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority (the “ISA”).  On October 26, 2017, the Company also commenced mailing of the proxy materials for the Meeting to its shareholders.

As announced by the Company on November 6, 2017, in accordance with the Notice and Proxy Statement for the Meeting and Israeli law, Brosh Capital Partners, L.P.  and Exodus Management Israel Ltd. (together with their affiliates, the “Brosh Group”), who beneficially owned 2,888,999, or approximately 7.2% of the Company’s ordinary shares as of the date of the notice, proposed a list of potential director nominees to the Company’s Board of Directors, in addition to the director nominees initially proposed by the Company’s Board of Directors.  Following the receipt of the Brosh Group’s proposal, the Company and the Brosh Group held discussions relating to the Brosh Group’s proposal, as a result of which the Company and the Brosh Group entered into an agreement, under which (among other things) the Company agreed to amend the agenda for the Meeting to (i) include Mr. Asaf Frumerman, as a director nominee designated by the Brosh Group, for election by the shareholders at the Meeting and (ii) at Mr. Saadia Ozeri’s proposal, to remove Mr. Ozeri, a serving director, as a director nominee for re-election at the Meeting.

Accordingly, the Company has amended the Notice of the Meeting and Proxy Statement for the Meeting and the proxy card for use in connection with the Meeting, to reflect (i) the addition to the agenda for the Meeting of Mr. Asaf Frumerman (the “Brosh Nominee”), a director nominee designated by the Brosh Group, for election by the shareholders of the Company at the Meeting; and (ii) the removal from the agenda for the Meeting of Saadia Ozeri, a serving director, as a director nominee for re-election at the Meeting.

In addition, following discussions with the Brosh Group, the Company is proposing two additional director nominees, who are industry experts, for election at the Meeting, Messrs, Itzhak Krinsky and Shmuel (Milky) Rubinstein (together, the “Expert Director Nominees”).  Accordingly, the amended agenda for the Meeting includes a proposal for the election of nine director nominees, one of whom shall be the Brosh Nominee and two of whom shall be the Expert Director Nominees, in addition to Mr. Avraham Berger who shall continue to serve as a director of the Company until the 2018 Annual General Meeting of Shareholders of the Company in accordance with applicable law.  Under the amended agenda for the Meeting, shareholders will also be asked to approve the Company’s entering into an indemnification and exculpation agreement with each of the Brosh Nominee and the Expert Director Nominees, subject to their election at the Meeting.

The Amended Notice and Amended Proxy Statement, the Amended Proxy Card and a copy of the agreement the Company entered into with the Brosh Group, are attached to this Form 6-K as Exhibits 99.1, 99.2 and 99.3, respectively.

The following exhibits are attached:

99.1	Amended Notice and Amended Proxy Statement for the 2017 Annual General Meeting of Shareholders to be held on November 30, 2017
99.2	Form of Amended Proxy Card
99.3	Letter Agreement between the Company and the Brosh Group

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2017	KAMADA LTD.
By: /s/ Gil Efron
Gil Efron Deputy Chief Executive Officer and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Amended Notice and Amended Proxy Statement for the 2017 Annual General Meeting of Shareholders to be held on November 30, 2017
99.2	Form of Amended Proxy Card
99.3	Letter Agreement between the Company and the Brosh Group